Prudential’s Gibraltar Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

  March 29, 2010

Ms. Sally Samuels
Securities and Exchange Commission
100 F Street N.E..
Washington, D.C. 20549

Re:           Prudential’s Gibraltar Fund, Inc.
 (File No. 2-32685 (the “Fund”)
Post-Effective Amendment to Registration Statement

Dear Ms. Samuels

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on March 19, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

PROSPECTUS:

Comment:  On the cover page of the prospectus, the class of the Fund to which the prospectus relates must be identified.

Response:  The Fund offers a single class of shares; the front cover of the prospectus has been revised to so state.

Comment: :   The chapter of the statutory prospectus where the summary information appears should be titled as follows: “Fund Summary.”

Response:  The chapter name has been revised accordingly.

Comment:  In the Summary, the performance objective should disclose only the exact objective of the Fund.

Response:  The performance objective as disclosed in the Summary is the precise investment objective of the Fund.

Comment:  The prospectus has missing financial and performance data.

Response:  This data was not available at the time the registration statement was filed.  The data has since become available and it will appear in the post-effective amendment to the registration statement pursuant to Rule 485(b) which the Fund expects to submit shortly.

Comment:  The table of annual fund operating expenses does not conform to the requirements of Form N-1A.

Response:  The table has been revised to conform to all requirements as set out in Form N-1A.

Comment:  Delete the caption “Expense Example” in the example table, as it is duplicative.

Response:  The caption to this table has been removed.

Comment:  In the Summary, please confirm that the discussion of principal investment strategies includes all principal investment strategies and does not include discussion of any non-principal strategies or extraneous matter.

Response:  Upon review, we have determined that the discussion in this section of the Fund’s ability to invest in preferred stock, bonds and other fixed income securities is not a principal strategy and is duplicative of a similar discussion appearing in a subsequent section of the prospectus.  Accordingly, we have removed this discussion from the Summary.

Comment:  In the Summary, the discussion of “Principal Risks of Investing in the Fund” should not include disclaimer language advising investors that the Fund is not guaranteed or insured by the federal government unless the Fund is sold through institutions that provide guaranteed deposits or products.

Response:  The discussion has been revised accordingly.

Comment:  In the Summary, the annual total returns bar chart and other performance information is missing.

Response:  Performance data was not available when the Fund filed its registration statement pursuant to Rule 485(a).  The data has since become available and will be provided in the registration statement pursuant to Rule 485(b) which the Fund expects to file shortly.

Comment:  In the Summary, the average annual total returns chart does not conform to the formatting requirements of Form N-1A.

Response:  We have reformatted this table to conform to all requirements as set out in Form N-1A.

Comment:  In the Summary, the footnotes appearing immediately underneath the average annual total returns table, which discuss Fund benchmarks, may not appear as footnotes.

Response:  The footnotes have been removed.

Comment:  In the Summary, please confirm that the discussion of “Tax Information” is correct and conforms to the requirements of Form N-1A.

Response:  We have reviewed the discussion, and believe that it is both accurate with respect to the Fund as well as compliant with the requirements of Form N-1A.

Comment:  In the Summary, the discussion of “Financial Intermediary Compensation” was missing.

Response:  The discussion has since been prepared and will be included in the registration statement pursuant to Rule 485(b) which the Fund expects to file shortly.

Comment:  In the section entitled “Investment Objective & Strategies,” please include the required discussion pertaining to temporary defensive investments, since it appears that the Fund may engage in temporary defensive investing.  Also, please include the required disclosure pertaining to whether or not the Fund expects to actively and frequently trade portfolio securities.

Response:  Both disclosures already appeared in this section.  However, we have re-formatted the discussions and inserted sub-headings to make it easier for investors to locate these discussions.

Comment:  In the section entitled “Investment Objective & Principal Strategies,” the discussion pertaining to the Fund’s limit of investing no more than 10% of net assets in illiquid securities should also state that the Fund will take corrective action in the event that its holdings in illiquid securities exceed the 10% threshold.

Response:  The discussion has been revised accordingly.
Comment:  We believe that it is confusing for the “Principal Risks” chapter to immediately follow the Summary, and would instead suggest that the chapter entitled “Investment Objectives & Strategies” appear immediately after the Summary, and then to be followed by the “Principal Risks” chapter.

Response:  We believe it is more straightforward for the “Principal Risks” chapter to be placed immediately after the Summary, because the “Principal Risks” chapter provides additional discussion and detail with respect to the short descriptions of the Fund’s principal risks that are discussed in the Summary.

Comment:  In the section entitled “Purchase, Redemption and Pricing of Fund Shares,” instead of saying that the “NYSE is closed on most national holidays…,” please indicate the specific holidays during which the NYSE will be closed.

Response:  The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION (SAI):

Comment:  On the front cover of the SAI, indicate the share class(es) offered by the Fund.

Response:  The Fund offers a single share class:  the SAI cover has been revised to so state.

Comment:  The SAI does not include the new required disclosures pertaining to qualifications of board members, board structure, and risk oversight by the board.

Response:  This disclosure was not available at the time the registration statement was filed.  The disclosure has since been finalized, and will be included in the registration statement that the Fund expects to file shortly pursuant to Rule 485(b).

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Sally Samuels
(Securities and Exchange Commission)